SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                   FEI COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    30241L109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Alexandra D. Korry
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 3, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with this statement [ ].

--------------------------------------------------------------------------------
CUSIP NO. 30241L109
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Koninklijke Philips Electronics N.V. (Royal Philips Electronics)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  [X ]
                                                           (b)  [  ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC, OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
 NUMBER OF           0
  SHARES         ----------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
 OWNED BY            11,184,471
   EACH          ----------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
  PERSON             0
   WITH          ----------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     11,184,471
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,184,471
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.7
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 30241L109
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Philips Business Electronics International B.V.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  [X ]
                                                           (b)  [  ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC, OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
 NUMBER OF           0
  SHARES         ----------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
 OWNED BY            11,184,471
   EACH          ----------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
  PERSON             0
   WITH          ----------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     11,184,471
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,184,471
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.7
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

         This Amendment No. 1 to Schedule 13D relates to the Schedule 13D filed on March 1, 1997 with respect to the Common Stock of FEI Company (the "Issuer") by Koninklijke Philips Electronics N.V., a Netherlands corporation ("Philips"), and Philips Business Electronics International B.V. ("PBE"), a Netherlands corporation and a wholly owned subsidiary of Philips, formerly known as Philips Industrial Electronics International B.V.

Item 2. Identity and Background.

         Item 2 is hereby amended and supplemented as follows:

         (a)-(c); (f). This Statement is being filed by PBE and Philips, which acts as the holding company of the Philips group. The Philips group is engaged primarily in the manufacture and distribution of electronic and electrical products, systems and equipment. The principal office and business address of Philips is Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands. PBE is a wholly owned subsidiary of Philips which manages the Business Electronics product division of Philips through a number of operating companies or business units. The principal office and business address of PBE is Building SX-4, P.O. Box 218, 5600 MD Eindhoven, The Netherlands. Philips and PBE are sometimes referred to herein as the "Reporting Persons".

         Attached as Schedule I hereto and incorporated by reference herein is a list of the members of the Supervisory Board and the members of the Board of Management and the Group Management Committee of Philips, and the directors and executive officers of PBE. Schedule I sets forth each of such persons' name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of the corporation or other organization in which such employment is conducted. To the best knowledge of the Reporting Persons, no such person is the beneficial owner of any shares of Common Stock of the Issuer.

         (d) (e). During the last five years, neither Philips nor PBE, nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of Philips or PBE has been convicted in a criminal proceeding (excluding traffic violations or similar criminal misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented as follows:

         On December 3, 1998, PBE entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer in order to provide financing, through the purchase of additional shares of the Issuer's Common Stock, for the proposed merger (the "Merger") between the Issuer and Micrion Corporation ("Micrion") pursuant to an Agreement and Plan of Merger, dated December 3, 1998 (the "Merger Agreement"), among the Issuer, Micrion and MC Acquisition Corporation, which provides that at the Effective Time of the Merger, Micrion will be merged with MC Acquisition Corporation, which is a wholly owned subsidiary of the Issuer. Pursuant to the Stock Purchase Agreement, the Issuer and PBE agreed that PBE would purchase at the Per Share Price (as defined below) such number of shares (the "Financing Shares") of the Issuer's Common Stock that is equal to (x) the sum of (i) $6.00 multiplied by the number of shares of Micrion Common Stock outstanding at the effective time of the Merger (excluding Micrion Common Stock held by The Issuer or its subsidiaries, Micrion shares held by Micrion, or Micrion shares held by stockholders dissenting to the Merger) and
(ii) transactions costs of the Merger, divided by (y) the Per Share Price. The "Per Share Price" is defined as the average of the closing price of FEI Common Stock for (i) the nine full trading days immediately preceding December 3, 1998 and (ii) the six consecutive full trading days beginning December 3, 1998. In addition, the Stock Purchase Agreement provides that PBE has the right, but not the obligation, to purchase for cash at the Per Share Price on the closing date of the Stock Purchase Agreement a number of additional shares of the Issuer's Common Stock (the "Top-Up Shares"), provided that the maximum number of shares that PBE may acquire pursuant to the Stock Purchase Agreement is equal to (A) 122.23% of (i) the number of shares of the Issuer's Common Stock issued in the Merger plus (ii) the number of shares of Common Stock issuable upon exercise of options to be issued to former officers or employees of Micrion as part of their Employment Agreements with the Issuer, less (B) the number of Financing Shares issued. The Stock Purchase Agreement is subject to certain conditions, including the absence of a Material Pricing Event (as defined therein) and satisfaction of the conditions precedent set forth in the Merger Agreement. If a Material Pricing Event occurs, Philips will determine at that time whether to consummate the transactions contemplated by the Stock Purchase Agreement. If Philips elects to terminate the Stock Purchase Agreement on the ground that a Material Pricing Event has occurred, Philips will thereby waive its top-up rights set forth in Section 5.17 of the Combination Agreement with respect to the shares issued in the Merger.

         The cash used by PBE to purchase the Financing Shares and, if applicable, the Top-Up Shares is expected to be made available to PBE from Philips out of Philips' working capital.

         This item 3 is qualified in its entirety by reference to the Combination Agreement, the Stock Purchase Agreement and the Merger Agreement, which are filed as Exhibits 1, 2 and 3 hereto and are incorporated herein by reference.

Item 4. Purpose of the Transaction.

         Item 4 is hereby amended and supplemented as follows:

         Upon satisfaction of the conditions precedent in the Stock Purchase Agreement, the Reporting Persons plan to acquire the Financing Shares in exchange for providing financing for the cash portion of the merger consideration which Micrion shareholders will be entitled to receive at the effective time of the Merger. In addition, the Reporting Persons have the right, but not the obligation, to acquire the Top-Up Shares. The Reporting Persons' current intention, which is subject to change, is that PBE will acquire at least the number of Top-Up Shares which, after giving effect to the Merger and the purchase of the Financing Shares, would be sufficient to maintain its majority ownership of the Issuer's Common Stock.

         As of the date of this statement, other than the purchase of the Financing Shares and the Top-Up Shares as described above none of the Reporting Persons has any plans or proposals with respect to the Issuer that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D other than the following:

         1. Pursuant to the Merger Agreement, at the Effective Time Micrion will merge with a subsidiary of the Issuer and will thereafter become a wholly owned subsidiary of the Issuer. Thus, the business conducted by the Issuer and the Issuer's corporate structure will materially change.

         2. Except as described above, PBE retains all of its rights under the Combination Agreement.

         3. As described in Item 6, PBE has entered into a Voting Agreement with Micrion, pursuant to which PBE has agreed to vote in favor of the proposal to amend the Issuer's Articles of Incorporation to increase the number of authorized shares of Common Stock of the Issuer to 45,000,000 and to approve the issuance of shares in the Merger.

         Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and their interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, although each Reporting Person has no present intention to acquire any shares of Common Stock other than as described above and has no present intention to dispose of any of such shares once acquired, each Reporting Person may acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock and/or may dispose of shares of Common Stock on the Nasdaq national market, in privately negotiated transactions or otherwise. Any such transactions may be effected at any time and from time to time. To the knowledge of the Reporting Persons, each of the persons listed on Schedule I hereto may make the same evaluation and may have the same reservations.

         This Item 4 is qualified in its entirety by reference to the Combination Agreement, the Stock Purchase Agreement the Merger Agreement and the Voting Agreement, which are filed as Exhibits 1, 2, 3, and 4 hereto and are incorporated herein by reference.

Item 5. Interest in Securities of Issuer.

         Item 5 is hereby amended and supplemented as follows:

         (a) and (b). As described in the Schedule 13D filed by Philips and PBE on March 1, 1997, PBE was issued 9,728,807 at the Closing of the Combination Agreement, representing 55% of the Issuer's outstanding shares of Common Stock. Since that time, PBE has been issued 213,616 shares of the Issuer's Common Stock, and may be issued without additional consideration 1,242,048 additional shares from time to time in the future in accordance with the terms and conditions of the Combination Agreement. By virtue of the fact that PBE is a wholly owned subsidiary of Philips, Philips and PBE may be deemed to share the voting and dispositive power over the 11,184,471 shares of Common Stock beneficially owned by PBE.

         To the knowledge of the Reporting Persons none of the persons listed on
Schedule I hereto own any shares of Common Stock.

         (c). To the knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto has been party to any transaction in the Common Stock during the sixty-day period ending on the date of this Statement on
Schedule 13D.

         (d). To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed beneficially owned by the Reporting Persons.

         This Item 5 is qualified in its entirety by reference to the responses to Items 3 and 4, the Combination Agreement, the Stock Purchase Agreement, the Merger Agreement and the Voting Agreement, which are filed as Exhibits 1, 2, 3 and 4 hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended and supplemented as follows:

         PBE has certain rights to be issued without additional consideration, and to purchase, additional shares of Common Stock, which rights are more fully described in response to Items 4 and 5.

         PBE has also entered into a Voting Agreement, dated December 3, 1998, with Micrion (the "Voting Agreement") pursuant to which PBE has agreed to vote the shares it currently holds or any new shares it subsequently acquires in favor of (a) a proposal to approve and adopt an amendment to the Issuer's Articles of Incorporation to increase the number of authorized shares of the Issuer's Common Stock to allow the issuance of shares contemplated by the Merger Agreement, and (b) a proposal to approve the issuance of shares of the Issuer's Common Stock pursuant to the Merger Agreement and the Stock Purchase Agreement. The Voting Agreement also restricts PBE's ability to voluntarily transfer, sell, offer, pledge or otherwise encumber any of the shares of the Issuer's Common Stock that it currently holds or subsequently acquires, which restriction will cease upon termination of the Voting Agreement.

         This Item 6 is qualified in its entirety by reference to the Combination Agreement, the Stock Purchase Agreement, the Merger Agreement and the Voting Agreement which are filed as Exhibits 1, 2, 3 and 4 hereto and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     Exhibit       Description
     -------       -----------

       1 Combination Agreement, dated November 15, 1996, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purposes of Sections 4.1, 4.2, 4.3, 4.6(d)(ii), 4.15, 5.8(b), 5.8(c), 5.9(a), 5.13(a), 5.13(d),
                   5.16, 7.2 and 9.10 only, Philips Electronics N.V. (incorporated herein by reference to Exhibit 1 to the Reporting Persons' Form 8-K with respect to FEI Company filed March 1,
                   1997.

       2 Stock Purchase Agreement, dated December 3, 1998, between Philips Business Electronics International B.V. and the Issuer.

       3 Agreement and Plan of Merger, dated December 3, 1998, among the Issuer, Micrion Corporation and MC Acquisition Corporation.

       4 Voting Agreement, dated December 3, 1998, between Philips Business Electronics International B.V. and Micrion Corporation.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 1998

                                            KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                            By: /s/ Arie Westerlaken
                                               --------------------------------
                                            Name:  Arie Westerlaken
                                            Title: General Secretary

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 1998

                                            PHILIPS BUSINESS ELECTRONICS
                                            INTERNATIONAL B.V


                                            By /s/ Alfred B. Bok
                                              ---------------------------------
                                            Name:  Alfred B. Bok
                                            Title: CEO and President



                                            By /s/ Theo Sonnemanns
                                              ---------------------------------
                                            Name:  Theo Sonnemans
                                            Title: CFO and Vice President

                                                      Schedule I to Schedule 13D




A. MEMBERS OF THE SUPERVISORY BOARD OF KONINKLIJKE PHILIPS ELECTRONICS N.V. (ROYAL PHILIPS ELECTRONICS)

     Unless otherwise indicated each person listed below is not employed, other than as a member of the Supervisory board, and thus no employer, employer's address or principal place of business of employer is listed.


NAME:                      F.A. MALJERS
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Retired
Citizenship:               The Netherlands

NAME:                      A. LEYSEN
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Retired
Citizenship:               Belgium

NAME:                      W. HILGER
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Retired
Citizenship:               Germany

NAME:                      L.C. VAN WACHEM
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Retired
Citizenship:               The Netherlands

NAME:                      C.J. OORT
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Retired
Citizenship:               The Netherlands

NAME:                      L. SCHWEITZER
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Chairman and Chief Executive
                           Officer of La regie nationale des
                           usines Renault
Employer:                  La regie nationale des usines
                           Renault
Employer's Address:        34 Quai du Point du Jour
                           BP 103 92109
                           Boulogne Bilancourt
                           Cedex, France
Principal Business of
Employer:                  Design, manufacture and sale of
                           automobiles and related businesses
Citizenship:               Swiss

NAME:                      SIR RICHARD GREENBURRY
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Chairman and Chief Executive of
                           Marks & Spencer plc.
Employer:                  Marks & Spencer plc.
Employer's Address:        Michael House
                           47 Bakerstreet
                           London W1A 1DN
                           United Kingdom
Principal Business of
Employer:
Citizenship:               United Kingdom

NAME:                      IR. W. DE KLEUVER
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Retired
Citizenship:               The Netherlands

B.   BOARD OF MANAGEMENT AND GROUP MANAGEMENT COMMITTEE OF ROYAL PHILIPS
     ELECTRONICS

     Unless otherwise indicated, all of the members of the Board of Management and Group Management Committee are employed by Royal Philips Electronics at Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands, whose principal business is the manufacture and distribution of electronic and electrical products, systems and equipment.

NAME:                      C. BOONSTRA
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      President, Chairman of the Board of
                           Management and the Group Management
                           Committee
Citizenship:               The Netherlands

NAME:                      D.G. EUSTACE
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Executive Vice President, Vice
                           Chairman of the Board of Management
                           and the Group Management Committee
Citizenship:               United Kingdom and Canada

NAME:                      J.H.M. HOMMEN
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Executive Vice-President, Chief
                           Financial Officer and member of the
                           Board of Management and the Group
                           Management Committee
Citizenship:               The Netherlands

NAME:                      R. PIEPER
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Executive Vice-President, Member of
                           the Board of Management and the
                           Group Management Committee
Citizenship:               The Netherlands

NAME:                      J. WHYBROW
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Executive Vice President, Member of
                           the Board of Management and the
                           Group Management Committee and
                           Chairman of the Lighting Division
Citizenship:               United Kingdom

NAME:                      A.H.A. VEENHOF
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Member of the Group Management
                           Committee and Chairman of the
                           Domestic Appliances and Personal
                           Care Division
Citizenship:               The Netherlands

NAME:                      Y.C. LO
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Executive Vice President, Member of
                           the Board of Management and the
                           Group Management Committee and
                           Chairman of the Components Division
Citizenship:               Republic of China

NAME:                      A.P.M. VAN DER POEL
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Executive Vice President, Member of
                           the Board of Management and the
                           Group Management Committee and
                           Chairman of the Semiconductors
                           Division
Citizenship:               The Netherlands

NAME:                      A. BAAN
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Executive Vice President, Member of
                           the Board of Management and the
                           Group Management Committee and
                           Chairman of the Business
                           Electronics Division
Citizenship:               The Netherlands

NAME:                      J.M. BARRELLA
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Member of the Group Management
                           Committee and Chairman of the
                           Medical Systems Division
Citizenship:               The Netherlands

NAME:                      K. BULTHUIS
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Member of the Group Management
                           Committee and Senior Managing
                           Director of Corporate Research
Citizenship:               The Netherlands

NAME:                      A. WESTERLAKEN
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Member of the Group Management
                           Committee; General Secretary; Chief
                           Legal Officer; Secretary to the
                           Board of Management
Citizenship:               The Netherlands

NAME:                      N.J. BRUIJEL
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Member of the Group Management
                           Committee responsible for Corporate
                           Human Resources Management
Citizenship:

NAME:                      A.B. BOK
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Member of the Group Management
                           Committee; Chairman of the Business
                           Electronics Division
Citizenship:               The Netherlands

NAME:                      J.P. OOSTERVELD
Business Address:          Royal Philips Electronics
                           Rembrandt Tower
                           Amstelplein 1
                           1096 HA Amsterdam, The Netherlands
Principal Occupation:      Member of the Group Management
                           Committee; Senior Director of
                           Corporate Strategy
Citizenship:               The Netherlands


C. DIRECTORS AND EXECUTIVE OFFICERS OF PHILIPS BUSINESS ELECTRONICS INTERNATIONAL B.V.

     Unless otherwise indicated, all of the directors and executive officers of Philips Business Electronics International B.V. are employed by Philips Business Electronics International B.V. at Building TQ III-2, P.O. Box 218, 5600 MD Eindhoven, The Netherlands, whose principal business is the managing of the Business Electronics Product division of Philips Electronics N.V. through a number of operating companies or business units.

NAME:                      A.B. BOK
Business Address:          Philips Business Electronics
                           International B.V.
                           Building TQ III-2
                           P.O. Box 218
                           5600 MD Eindhoven, The Netherlands
Principal Occupation:      CEO and President of Philips
                           Business Electronics International
                           B.V.
Citizenship:               The Netherlands

NAME:                      T.J.H. SONNEMANS
Business Address:          Philips Business Electronics
                           International B.V.
                           Building TQ III-2
                           P.O. Box 218
                           5600 MD Eindhoven, The Netherlands
Principal Occupation:      CFO and Vice-President of Philips
                           Business Electronics International
                           B.V.
Citizenship:               The Netherlands